May 28, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Katherine Hsu

Re:	AmeriCredit Automobile Receivables Trust 2010-2

AmeriCredit Automobile Receivables Trust 2010-B

AmeriCredit Automobile Receivables Trust 2010-3

Forms 10-K for the Fiscal Year Ended December 31, 2012

Filed March 28, 2013

File Nos. 333-146701-07, 333-146701-08, 333-146701-09

Ladies and Gentlemen:

On behalf of AFS SenSub Corp., AmeriCredit Automobile Receivables Trust 2010-2, AmeriCredit Automobile Receivables Trust 2010-B and AmeriCredit Automobile Receivables Trust 2010-3 and with respect to the letter, dated May 14, 2013 (the “Comment Letter”) from the staff of the Securities and Exchange Commission to Chris A. Choate relating to the Forms 10-K referenced above, we hereby inform you that we are in the process of drafting our responses to the comments set forth in the Comment Letter and will submit a response no later than Friday, June 7, 2013.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq.
Senior Vice President, Associate Counsel and Assistant Secretary

cc:	Chris A. Choate, Esq.

J. Michael May, Esq.

John P. Keiserman, Esq.